Exhibit 99.2

CORPBANCA ANNOUNCES THIRD QUARTER 2009 RESULTS

Santiago, Chile, November 11, 2009 CORPBANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the third quarter ended September 30, 2009. This report is based on unaudited consolidated financial statements and prepared in accordance with Chilean generally accepted accounting principles. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean nominal pesos at our September 30, 2009 exchange rate of Ch$551.21 per U.S. dollar.

Financial highlights

•	Net income for the third quarter of 2009 reached Ch$24.2 billion, an increase of Ch$3.3 billion when compared to the prior quarter.

•	Provision for loan losses during 3Q09 amounted to Ch$19.17 billion, an increase of Ch$6.3 billion when compared to the prior quarter.

•	Total operating expenses decreased 15.6% when compared to the prior quarter.

•	Financial investments totalled Ch$580,379 billion as of September 30, 2009, representing a quarter-on-quarter contraction of 7.3%.

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Management’s Discussion and Analysis

I) Financial Performance Review

Net income for the third quarter of 2009 was Ch$24.2 billion, an increase of 16.2% when compared to Ch$20.9 billion for the second quarter of 2009. Total operating revenues reached Ch$75.5 billion, an increase of 6.2% when compared to Ch$71.0 billion for the second quarter of 2009, while provisions for loan losses increased by Ch$5.9 billion, an increase of 45.2% when compared to Ch$13.2 billion for the second quarter of 2009.

Our condensed income statement for the three-month periods ending June 30 and September 30, 2009, expressed in millions of Chilean nominal pesos, is as follows:

	For the three month period ended,
	Jun-09	Sep-09	Change

Net interest revenue	53,222	52,477	(745)
Fees and income from services, net	12,042	9,631	(2,411)
Treasury business	4,629	11,812	7,183
Other revenue	1,165	1,530	365
Total operating revenue	71,058	75,450	4,392
Provision for loan losses	(13,204)	(19,171)	(5,967)
Operating expenses	(32,848)	(27,718)	5,130
Income attributable to investments in other companies	19	319	300
Net income before taxes	25,025	28,880	3,855
Income taxes	(4,165)	(4,631)	(466)
Net income	20,860	24,249	3,389

Net interest revenues

Net interest revenues decreased quarter-on-quarter by Ch$0.74 billion or 1.4% when compared to the prior quarter. This decrease in net revenues was mainly due to our balance sheet structure, which is short in pesos and foreign currency (mainly US dollars) and long in UF. The UF is revalued in monthly cycles according to the inflation rate of the previous month. During the second and third quarter of 2009, the UF changed by -0,1% and -0,5% respectively reflecting the period of deflation the Chilean economy was experiencing.

Fees and income from services

Net fees and income from services for the third quarter amounted to Ch$9.6 billion, a Ch$2.4 billion decrease when compared to the prior quarter. The following table is a summary of our fees and income from services for the three-month periods ended June 30 and September 30, 2009, expressed in millions of Chilean nominal pesos:

	For the three month period ended,
	Jun-09	Sep-09	Change

Bank(*)	7,345	5,514	(2,237)
Mutual Fund Management and Securities Brokerage Services	2,142	2,151	9
Insurance Brokerage	2,027	1,785	(242)
Financial Advisory Services	272	270	(2)
Legal Advisory Services	256	317	61
Total	12,042	9,631	(2,411)

(*)	includes consolidation adjustments

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The decrease of Ch$2.2 billion in fee revenues from banking operations during the third quarter versus the prior quarter was mainly related to lower net credit card and other fees for services rendered.

The fee based revenue from our Mutual Fund Management and Securities brokerage areas remained relatively unchanged. However, fees from our Mutual Fund Management increased by approximately Ch$0.5 billon as a result of a higher average amount of assets under management, which increased from Ch$454 billion in the second quarter of 2009 to Ch$527 billion in the third quarter of 2009.

This increase was principally offset by a reduction in fees from our Securities Brokerage Service as a result of the recognition of a non recurring fee revenue during the second quarter of the year and lower commissions on stock trading.

The quarter on quarter decrease from insurance brokerage fees, from Ch$2.0 billion to Ch$1.8 billion, is principally a result of seasonal effects during the second quarter of the year related to the annual renewal of insurance agreements for leased assets.

Financial Advisory Services provides a broad range of financial advisory services to a variety of corporations, including those related to debt restructuring, mergers and acquisitions, privatizations and company valuation. Fees from this subsidiary are recognized on a completed contract basis and remained flat quarter on quarter. Financial Advisory Services remained relatively unchanged.

Legal Advisory Services is one of our subsidiary created on January 2007, and whose principal mission is provide legal advisory services related to our businesses. The quarter on quarter increase in Legal Advisory Services fees, from Ch$256 million to Ch$317 million, is principally a result of a greater demand in our housing mortgages business segment.

Trading and investment income - Net Foreign exchange gains and losses

Trading and investment income primarily includes the results from our trading portfolio financial assets (interest, marked-to-market adjustments, gains and losses from sales), gains and losses from our derivative trading portfolio, and gains and losses from sales financial investments available-for-sale.

Net foreign exchange gains and losses include both the results of foreign exchange transactions as well as the recognition of the effect of exchange rate fluctuations on assets and liabilities stated in foreign currencies and loans and deposits in Chilean pesos indexed to foreign currencies. Derivatives and financial instruments that may provide effective economic hedges for managing risk positions are generally treated and reported as trading.

The following table is a summary of our trading and investment income and net foreign exchange gains and losses for the three-month periods ending June 30 and September 30, 2009, expressed in millions of Chilean nominal pesos:

	For the three month period ended,
	Jun-09	Sep-09	Change

Trading and investment income:
Trading instruments	(1,764)	2,267	4,4031
Derivatives held-for-trading	(13,604)	9,887	23,491
Available-for-sale investments and other	1,548	3,860	2,312
Total trading and investment income	(13,820)	16,014	29,833

Net foreign exchange transactions	18,449	(4,202)	(22,651)

Net gains (losses) from treasury business	4,629	11,812	7,183

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Total income from our treasury business during the third quarter of 2009 increased by Ch$7,2 billion when compared to the prior quarter. This increase is explained by higher income from our trading and investment portfolio, due to marked to market adjustments and sales of trading instruments as well as proceeds from available-for-sale investments, which was partially offset by losses in our foreign exchange transactions due to the renewal of our long position in derivatives used to hedge our liability gap in foreign currency due to the devaluation of the US dollar against the Chilean peso. For more information see section II Financial Condition, “Financial Investments”.

Provision for loan losses

The following table provides information relating to the composition of our provisions for loan losses for the three-month periods ending June 30 and September 30, 2009, expressed in millions of Chilean nominal pesos:

	For the three month period ended,
	Jun-09	Sep-09	Change

Commercial, net	(4,123)	(10,430)	(6,307)
Mortgage, net	(587)	(693)	(106)
Consumer, net	(8,494)	(8,048)	(446)
Net charge to income	(13,204)	(19,171)	(5,967)

Our provision for loan losses during the third quarter of 2009 amounted to Ch$19.17 billion, an increase of Ch$5.9 billion when compared to the prior quarter.

The change in provisions for loan losses from commercial loans was mainly related to a change in risk classification of certain corporate customers related to the Chilean salmon industry crisis.

The decrease in provision expenses in consumer loans is mainly related to our traditional retail customers and a stable quarter-on-quarter provision level in our consumer finance portfolio. We have managed to decrease our credit risk in consumer loans by introducing stricter credit risk provisions and approval requirements that were put in place during the prior years.

Operating expenses

The following table provides comparative information relating to our operating expenses for the three-month periods ending June 30 and September 30, 2009, expressed in millions of Chilean nominal pesos:

	For the three month period ended,
	Jun-09	Sept-09	Change

Personnel salaries expenses	16,497	15,417	(1,080)
Administrative and other expenses	12,158	9,647	(2,511)
Depreciation, amortization and impairment	1,482	1,615	133
Other operating expenses	2,711	1,039	(1,672)
Total operating expenses	32,848	27,718	(5,130)

Our total operating expenses decreased during the third quarter of 2009 by 15.6% when compared to the last quarter. Personnel salaries expenses decreased by Ch$1.1 billion pesos, or 6.5% quarter-on-quarter while administrative and other expenses decreased by Ch$2.5 billion, or 20.6% quarter-on-quarter. The decrease in personnel salaries expenses is related to a decrease in severance pay and other personnel expenses.

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As part of our strategy, we continue to maintain our efficiency leadership through our cost control culture and our state of the art technology. Our consolidated efficiency ratio (operating expenses / operating revenues) for the 2Q09 and 3Q09 was 46.2% and 36.7%, respectively.

II) Financial Condition

Loan portfolio

Our total loan portfolio (excluding loans and receivables to banks) totalled Ch$ 4.7 billion as of September 30, 2009, representing a slight decrease of 0.2% when compared to the prior quarter.

The following table provides comparative information related to our loan portfolio for the quarters ended June 30, and September 30, 2009, expressed in millions of Chilean nominal pesos:

	Jun-09	Sep-09	Change

Wholesale	3,520,409	3,494,199	(26,210)
Commercial	2,862,386	2,863,877	1,491
Foreign trade	304,788	283,444	(21,344)
Leasing and Factoring	353,235	346,878	(6,357)
Retail	1,186,846	1,202,565	15719
Consumer	456,903	439,448	(17,455)
Housing mortgages	729,943	763,117	33,174
Total loans	4,707,255	4,696,764	(10,491)

On a quarter-on-quarter basis our wholesale portfolio decreased slightly by 0.7%. This decrease is primarily a result of Foreign Trade operations, which decreased from Ch$0.30 billion to Ch$0.28 billion, due to a translation drop in the foreign trade line of business explained by the devaluation of the US dollar against the Chilean peso during the third quarter of the year, and by a reduction in the amount of new operations.

The quarter-on-quarter growth in retail loans was due to mortgage loans and partially offset by a decrease in our consumer loan portfolio. This drop in consumer loans was mainly related to our consumer finance portfolio and was caused by our business decision to reduce the risk in this segment by implementing stricter admission and approval requirements. As part of this strategy, we have also reduced the average amount loaned to each customer. Our current market share in retail loans is 4.8%.

Housing mortgages loans for the third quarter of 2009 were Ch$0.76 billion, a 4.5% increase when compared to the Ch$0.73 billion of the second quarter of 2009. This increase is principally a result of better economic conditions.

Financial investments

Our financial investments totalled Ch$580,379 billion as of September 30, 2009, representing a decrease of 10.9% quarter-on-quarter.

The following table provides comparative summary of our investment portfolio for the periods ended June 30 and September 30, 2009, expressed in millions of Chilean nominal pesos:

	Jun-09	Sep-09	Change

Trading portfolio financial assets	113,880	105,498	(8,382)
Financial investments available-for-sale	538,109	474,881	(63,228)
Financial investments held-to-maturity	—	—	—
Total Financial Investments	651,989	580,379	(71,610)

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Our investment portfolio consists of trading and available-for-sale assets. Trading instruments correspond to financial instruments acquired to generate gains from short-term price fluctuations, brokerage margins, or that are included in a portfolio with a pattern of gaining profit in the short-term Trading instruments are stated at fair value.

Investment instruments are classified in two categories: held-to-maturity investments and instruments available-for-sale. Held-to-maturity investments include only those instruments which the Bank has the capacity and intent to hold until maturity. We currently do not have held-to-maturity investment. All other investment instruments are considered available-for-sale. Investment instruments are initially recognized at cost, which includes transaction costs. Instruments available-for-sale at each subsequent period-end are valued at their fair value according to market prices or based on valuation models. Unrealized gains or losses arising from changes in the fair value are charged or credited to equity accounts.

The quarter-on-quarter decrease was principally a result of taking advantage of market changes in interest rates. During the third quarter of the year, medium and long term interest rates dropped 47 and 11 basis points respectively when comparing closing rates for the second and third quarter. For more information see section I Financial Performance Review, “Trading and investment income – Net Foreign exchange gains and losses”.

Funding strategy

The International and Treasury Division is responsible for providing liquidity, determining the financing structure, managing the investment portfolio and foreign currency positions.

The following table summarizes our funding as of June 30 and September 30, 2009, in millions of Chilean nominal pesos:

	Jun-09	Sep-09	Change
Checking accounts	285,661	286,147	486
Other non-interest bearing deposits	127,723	131,695	3,972
Time deposits and savings accounts	3,113,157	3,034,290	(78,867)
Repurchase agreements	340,327	290,469	(49,858)
Mortgage bonds	301,391	286,653	(14,738)
Banking Bonds	312,500	312,748	248
Subordinated Bonds	152,526	151,365	(1,161)
Domestic borrowings	143,023	161,270	18,247
Foreign borrowings	330,345	369,019	38,674

Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. As a result, during the third quarter our funding strategy was mainly driven by increasing our foreign borrowings and our domestic borrowing due to the downward adjustment in the spreads applied to these operations and by using the proceeds from the sale of our available-for-sale investments portfolio, allowing us to reduce more expensive sources of funds. More specifically, time deposits and repurchase agreements decreased quarter on quarter by 2.5% and 14.7% respectively.

Today our emphasis is being placed on increasing our deposits from retail customers and on lengthening the maturity of our liabilities by issuing subordinated bonds. For more information see section III Other Related Information, “Subordinated bonds”.

Shareholders’ Equity

We are the fifth-largest private bank in Chile, based on our Shareholders’ Equity of Ch$492.1 billion and our loans of Ch$4,731 billion as of September 30, 2009. We have 221,336,558.3 thousand shares outstanding (see section III Other related information “Share Repurchase Program” for further details regarding our share repurchase program), a market capitalization of Ch$798.7 billion (based on a share price of Ch$3.61 pesos per share). During the first quarter of 2009, we paid dividends totalling 100% of 2008 net income.

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III) Other Related Information

Dividend Distribution Policy

As a result of the recent financial reporting changes due to the implementation of International Financial Accounting Standards (IFRS) in Chile, the Bank during the 2009 General Shareholders meeting adopted as a dividend policy the distribution of at least 50% of each fiscal year net income, calculated as total net income for the period less an amount which maintains capital constant in real terms.

New York Branch Office

On October 22, 2008, the Federal Reserve Board granted the Bank authorization to establish a Branch in the City of New York, United States of America. On October 24, 2008, the Office of the Comptroller of the Currency (OCC) granted the Bank the respective authorization to open a Branch in the City of New York, United States of America. In May 2009, the branch was officially open for business.

Share Repurchase Program

On April 15, 2008, at an extraordinary shareholders’ meeting, our shareholders approved a program for CorpBanca to purchase shares issued by us, or the Share Repurchase Program, to be purchased in the local Chilean market through one or more tender offers in accordance with article 198-5 of the Securities Market Law. The purpose of the Share Repurchase Program is to invest and trade our own shares depending on share price fluctuations experienced throughout the duration of the Program. The main terms and conditions of the Share Repurchase Program are set forth as follows:

•

The maximum percentage of shares to be repurchased will be equivalent to 5% of the shares issued and paid and outstanding, or up to 11,345,464,528 shares, shares may only be repurchased for up to the amount of retained earnings.

•	The minimum repurchase price to be paid for the shares will be Ch$2.90 per share and the maximum repurchase price will be Ch$3.05 per share.

•	The Share Repurchase Program will have a term of three years beginning on April 15, 2008.

•	Shares repurchased must be sold within 24 months of acquisition; any shares not resold during this time frame will be cancelled, resulting in a reduction of paid-in capital.

•	If shares are resold, shareholders have a pre-emptive right to acquire the repurchased shares.

•	Repurchased shares, although registered in our name, do not have voting or dividend rights.

On April 22, 2008, our Board of Directors, acting as authorized by our shareholders at the extraordinary shareholders’ meeting held on April 15, 2008, agreed to the following:

•	To set the repurchase price of the shares at Ch$3.03 per share.

•	That the number of shares to be offered in the Share Repurchase Program will be 5,672,732,264 shares, which represent 2.5% of our total issued and outstanding shares.

•

The share acquisition process will be carried out in accordance with the terms and conditions approved by the Shareholders at the extraordinary shareholders’ meeting through one or more tender offers (Ofertas Públicas de Adquisicion de Acciones) in accordance with article 198-5 of the Securities Market Law, and Circular No, 1,514 of the Superintendency of Securities and Insurance and applicable law in the Securities Exchange of the Santiago Stock Exchange, through the System of Firm Block Offers (Sistema de Ofertas a Firme en Bloque).

•	The offer commenced on April 30, 2008, for a period of 30 days.

•	The tender offer expired on May 29, 2008, and 6,849,927,252 shares were tendered.

•	As acceptance orders were received for more shares than the number of shares offered to be purchased, in accordance with the conditions of the offer, a pro rata factor of 0,828144892 was applied.

•	The total number of shares repurchased and held as treasury stock was 5,672,732,264, reducing our total shares outstanding to 221,236,558,313.

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On September 8, 2009, we announced an extraordinary General Shareholders’ Meeting to be held on October 15, 2009. Among others, the following items will be discussed during this meeting.

•

Authorizing the sale of the Bank’s own shares, equivalent to 2.5% of share capital, amounting to 5,672,732,264 shares, which, in conformity with article 27 C of the Securities Market Law and article 29 of its Regulations, would be offered preferentially to those shareholders registered in the respective shareholders’ registry 5 business days prior to the sale, prorated based on their share participation, for a period of 30 days from the date of publication of this option. Shareholders will also be asked to vote on whether to grant shareholders or their assignees a second preferential option period for those shareholders or assignees that purchase shares during the first preferential offer period and have expressed a desire to purchase any remaining shares not purchased in the initial period by the shareholders or their assignees. In this second period, the shareholder would have the right to purchase their prorated portion of any shares remaining once the initial preferential offer period has ended. This right should be exercised within a 45-day period after the first period expires. The above is independent of whether the Shareholders determine another second preferential option procedure.

•	Authorizing the Board of Directors to set the price of the shares to be sold in the preferential offer periods agreed upon by Shareholders.

•

At the Extraordinary General Shareholders’ Meeting held on October 15,2009, shareholders approved the reduction of the number of Directors from eleven to nine and the increase of the number of Alternate Directors from one to two. In addition, the following persons were elected to the Board of Directors:

Directors: Messrs. Alvaro Saieh Bendeck, Jorge Andres Saieh Guzman, Fernando Massu Tare, Fernando Aguad Dagach, Julio Barriga Silva, Brian O’Neill, Segismundo Schulin-Zeuthen Serrano, Jorge Selume Zaror And Hernan Somerville Senn.

Alternate Directors: Messrs. Juan Rafael Gutierrez Avila and Hector Valdes Ruiz.

Bonds

We have a bond program of U.F. 17,000,000 available to be placed in the local market. This is composed of U.F. 2,000,000 in series L bonds, U.F. 5,000,000 in series M bonds, and UF 4.000.000 in series N bonds. There are additional U.F. 6,000,000 in bonds which have been approved by the SBIF but have not yet been issued. Both, Series L and M bonds have annual coupon rates of 3.4% and have a maturity of 10 years and 5 years, respectively. Additionally, series N bonds have coupon rates of 9.0% and 5 years to maturity .

Subordinated bonds

During the first half of 2009, Corpbanca issued UF 2.330.000 in series V subordinated bonds. On July 28th, we placed another U.F. 3,000,000 in series V Subordinated bonds due on August 1, 2033. Those bonds were sold on the Santiago Stock Exchange. The proceeds were used to finance our normal business activities and improve our balance sheet structure.

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CorpBanca’s Conference Call on Third Quarter 2009 Results

You are invited to participate in CorpBanca’s (NYSE: BCA, Santiago: CORPBANCA) conference call on Thursday, November 12th, 2009 to discuss the Third Quarter 2009 Results and respond to investor questions.

Time:	3:00 pm (Santiago, Chile)
1:00 pm New York
6:00 pm (UK)

Call Numbers:	U,S,A, participants please dial	1866 819 7111
	Outside the US please dial	+44 1452 542 301
	UK participants please dial	0800 953 0329

Chairperson:    Mr, Sergio Benavente, Chief Financial Officer

You should dial in 10 minutes prior to the commencement of the call.

For your convenience, a 24 hour instant replay facility will be available, following the completion of the conference call, until Sunday, November 15, 2009.

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call with PowerPoint slides through the internet accessible through the website of Capital Link at www.capitallink.com, Please click on the button “THIRD QUARTER 2009 FINANCIAL RESULTS WEBCAST”, The webcast will also be available on the company’s website at www.corpbanca.cl, Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

To listen to the replay, please call:

Instant Replay Number U.S.A,:	1866 247 4222	Access Code: 2339939#
Instant Replay Number OTHER:	+44 1452 550 000	Access Code: 2339939#
Instant Replay Number U.K.:	0800 953 1533	Access Code: 2339939#

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Consolidated Statements of Income (unaudited)

	For the three months ended,
(Expressed in millions of Chilean nominal pesos)	Jun-09	Sept-09

OPERATING INCOME
Interest revenue	89,642	74,517
Interest expense	(36,420)	(22,040)
Net interest revenue	53,222	52,477
Fees and income from services, net	12,042	9,631
Trading and investment income, net	(13,819)	16,014
Foreign exchange gains (losses), net	18,448	(4,202)
Other operating revenue	1,165	1,530
Operating revenues	71,058	75,450

Provisions for loan losses	(13,204)	(19,171

Net operating revenues	57,854	56,279

Personnel salaries expenses	(16,497)	(15,417)
Administration expenses	(12,158)	(9,647
Depreciation, amortization and impairment	(1,482)	(1,615)
Other operating expenses	(2,711)	(1,039

Net operating income	25,006	(27,718)

Income attributable to investments in other companies	19	319
Net loss from price-level restatement	—

Income before income taxes	25,025	28,880
Income taxes	(4,165)	(4,631)
Net income	20,860	24,249

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Consolidated Balance Sheets (unaudited)

(Expressed in millions of Chilean nominal pesos)	Jun-09	Sept-09

Assets
Cash and due from banks	122,912	139,915
Items in course of collection	102,264	189,735
Trading portfolio financial assets	113,880	105,498
Financial investments available-for-sale	538,109	474,881
Financial investments held-to-maturity	—	—
Investments purchased under agreements to resell	34,033	37,964
Derivative financial instruments	114,172	94,836
Loans and receivables to banks	13,305	19,283
Loans and receivables to customers	4,707,255
Allowance for loan losses	(87,178)

Loans and receivables to customers, net	4,620,077	4,601,824
Investments in other companies	4,146	3,583
Intangibles	12,813	13,408
Premises and equipment, net	53,216	54,571
Current income tax provision	249	165
Deferred income taxes	18,397	17,878
Other assets	101,559	76,346
Total assets	5,849,132	5,829,887

Liabilities
Current accounts and demand deposits	413,384	417,842
Items in course of collection	75,109	156,969
Investments sold under agreements to resell	340,327	290,469
Time deposits and saving accounts	3,113,157	3,034,290
Derivative financial instruments	110,598	83,718
Borrowings from financial institutions	443,951	503,704
Debt issued	766,417	750,766
Other financial obligations	29,417	26,585
Current income tax provision	1,643	2,674
Deferred income taxes	16,090	16,845
Provisions	27,632	38,506
Other liabilities	33,228	15,454
Total liabilities	5,370,953	5,337,822

Shareholders’ Equity:
Capital	324,039	324,039
Reserves	14,156	14,156
Valuation gains (losses)	(4,491)	(2,729)
Retained earnings:
Retained earnings from previous periods	127,178	127,178
Income for the period	34,594	58,843
Less: Accrual for mandatory dividends	(17,297)	(29,422)
Minority Interest	—
Total Shareholders’ Equity	478,179	492,065
Total liabilities and shareholders’ equity	5,849,132	5,829,887

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Selected Performance Ratios (unaudited)

	As of or for the three month period ended
	Jun-09	Sept-09

Solvency indicators
Basle index	12,35%
Shareholders’ equity / total assets	8,18%	8,44%
Shareholders’ equity / total liabilities	8,90%	9,22%

Credit quality ratios
Risk index (allowances / total loans )	1,85%	2,02%
Provisions for loan losses / total loans(1)	1,12%	1,63%
Provisions for loan losses / total assets(1)	0,90%	1,32%
Provisions for loan losses / operating revenues	18,58%	25,4%
Provisions for loan losses / net income	63,30%	79,1%

Profitability ratios
Net interest revenue / interest-earning assets(1)(2)	4,02%	4,01%
Total operating revenue / total assets(1)	4,86%	5,18%
Total operating revenue / interest-earning assets(1)(2)	5,37%	5,77%
ROA (before taxes), over total assets(1)	1,71%	1,98%
ROA (before taxes), over interest-earning assets(1)(2)	1,89%	2,21%
ROE (before taxes)(1)	20,93%	23,5%
ROA, over total assets(1)	1,43%	1,66%
ROA, over interest-earning assets(1)(2)	1,58%	1,86%
ROE(1)	17,45%	19,7%

Efficiency ratios
Operating expenses / total assets(1)	2,25%	1,90%
Operating expenses/ total loans(1)	2,79%	2,36%
Operating expenses / gross operating income	46,23%	36,7%

Earnings
Diluted earnings per share before taxes (Chilean pesos per share)	0,1131	0,1305
Diluted earnings per ADR before taxes (U,S, dollars per ADR)	1,0594	1,1154
Diluted earnings per share (Chilean pesos per share)	0,0943	0,1096
Diluted earnings per ADR (U,S, dollars per ADR)	0,8830	0,9366
Total shares outstanding (thousands)	221,236,558.3	221,236,558.3
Exchange rate for US$1	533,88	551,21

(1)	Annualized figures
(2)	Interest-earning assets include loans and receivables to customers and banks, financial investments available-for-sale, and investments purchased under agreements to resell

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Corp Banca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACTS:

Sergio Benavente

CFO, CorpBanca

Santiago, Chile

Tel: (562) 660-2559

investorrelations@corpbanca,cl

Nicolas Bornozis

President, Capital Link

New York, USA

Tel: (212) 661-7566

nbornozis@capitallink,com